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PROSPECTUS SUPPLEMENT                           FILED PURSUANT TO RULE 424(b)(3)
to Prospectus dated October 5, 2000                   Registration No. 333-45306

         This prospectus supplement relates to 4,646,548 shares of Common Stock. This prospectus supplement will be used by the selling stockholders to resell their shares as set forth in the prospectus and we will not receive any proceeds from the sales of the selling stockholders.

         This prospectus supplement should be read in conjunction with the prospectus dated October 5, 2000, as supplemented by a prospectus supplement dated December 27, 2000 which is to be delivered together with this prospectus supplement. All capitalized terms used but not defined in the prospectus supplement shall have the meanings given them in the prospectus.

         References in this prospectus supplement to the "Company," "we," "our," and "us" refer to Celerity Systems, Inc., a Delaware corporation.

Forward-Looking Statements

         In addition to historical information, this prospectus supplement contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, that occupancy rates at the rental properties described below may not reach the levels we expect and that tenants may not purchase our services in the numbers we expect or at the prices at which we offer such services. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in other documents that we file from time to time with the Securities and Exchange Commission.

Recent Developments

         On December 26, 2000, we and four of Unisys Corporation's Asian subsidiaries entered into separate Letters of Agreement for the purpose of cooperating in the sale and support of interactive video and high-speed Internet products and services in Hong Kong, Taiwan, Korea and China. We agreed to negotiate separate definitive agreements with each of the subsidiaries, whereby they will purchase products including our T 6000 digital set top boxes and video servers which the subsidiaries will integrate into their own product and service offerings in their respective countries. Terms relating to purchase volumes, product brand labels and pricing, inter alia, have not been agreed to. No Unisys entity is obligated to buy any product or pay any money to us until definitive agreements are executed, and then, only in accordance with the terms of such agreements.

         On January 4, 2001, we and DesertScape Partners, L.P., an affiliate of Bala Multi-Family Investment Company LLC, a property developer located in Dallas, Texas, signed an agreement for the provision by us of broadband services for 266 apartment units which DesertScape is building in Mesa, Arizona. DesertScape agreed to promote us on an exclusive basis as the development's preferred supplier of broadband services, including interactive TV, video on demand, satellite and regular cable TV, Internet access, and such other services as we may provide. The agreement has a term of ten years unless terminated for breach, bankruptcy, or a related event.

         We will be entitled to receive the monthly payments for the services that are purchased by the individual tenants less commission payments to DesertScape and In4structures as described below. We do not expect to begin receiving revenue from this project before mid-April 2001 at the earliest. We estimate that if and when the units reach their expected occupancy levels, we could receive approximately $10,000-$20,000 in monthly revenues from the project net of commissions. Tenants of the units are not required, however, to purchase any of our services, and there can be no assurance as to the revenues we might receive.

         We also entered into a joint marketing agreement with In4Structures LLC of Bala Cynwyd, Pennsylvania, another affiliate of Bala Multi-Family Investment Company LLC, to market products and services to tenants and management in multihousing properties throughout the United States. This agreement includes marketing such services to multihousing properties affiliated with Bala Multi-Family Investment Company LLC, including those in Dallas, Houston, Arizona, Florida, and Philadelphia, and is expected to include other properties as well. The agreement provides that we will pay In4structures a commission for each sale of our products or services to an organization to which In4structures introduces us. We pay them a larger commission when and if they provide customer-specific sales and marketing assistance in connection with a sale as was the case with the Mesa, Arizona, property as described above. Once we sign a sales contract with an organization to which In4structures introduced us, this agreement prohibits us from soliciting customers within a five-mile radius of such organization's property unless In4structures declines the opportunity to approach such customers and support such sales efforts.

           The date of this Prospectus Supplement is January 9, 2001.

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